Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 24, 2019 to Prospectus dated June 30, 2017

Registration No. 333-219088

DOMINION ENERGY, INC.

FINAL TERM SHEET

June 24, 2019

	Series A-1 2.715% Junior Subordinated Notes due 2021*	Series A-2 3.071% Junior Subordinated Notes due 2024*
Issuer:	Dominion Energy, Inc.	Dominion Energy, Inc.

Principal Amount:	$700,000,000	$700,000,000

Expected Ratings (Moody’s/S&P/Fitch)**:	Baa3 (stable outlook) BBB (stable outlook) BBB (stable outlook)	Baa3 (stable outlook) BBB (stable outlook) BBB (stable outlook)

Trade Date:	June 24, 2019	June 24, 2019

Settlement Date (T+3)***:	June 27, 2019	June 27, 2019

Final Maturity Date:	August 15, 2021	August 15, 2024

Interest Payment Dates:	February 15 and August 15	February 15 and August 15

First Interest Payment Date:	August 15, 2019, which payment will include interest accrued at an annual rate of 2.0% from, and including, May 15, 2019 to, but excluding, June 27, 2019 and at an annual rate of 2.715% from, and including, June 27, 2019 to, but excluding, August 15, 2019	August 15, 2019, which payment will include interest accrued at an annual rate of 2.0% from, and including, May 15, 2019 to, but excluding, June 27, 2019 and at an annual rate of 3.071% from, and including, June 27, 2019 to, but excluding, August 15, 2019

Redemption:	Not redeemable prior to maturity	Not redeemable prior to maturity

Treasury Benchmark:	2.125% due May 31, 2021	2.000% due May 31, 2024

Benchmark Yield:	1.734%	1.746%

Spread to Benchmark:	+ 97 bps	+ 132 bps

Reoffer Yield:	2.704%	3.066%

Coupon:	2.715%	3.071%

Price to Public:	100.024%, plus accrued interest at an annual rate of 2.0% from, and including, May 15, 2019 to, but excluding, June 27, 2019	100.025%, plus accrued interest at an annual rate of 2.0% from, and including, May 15, 2019 to, but excluding, June 27, 2019

Remarketing Fee****:	0.15%	0.60%

CUSIP/ISIN:	25746U DA4/US25746UDA43	25746U DB2/US25746UDB26

Remarketing Agents:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC

Supplemental Selling Restrictions:                                United Arab Emirates

The Junior Subordinated Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, the prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. The prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority.

Switzerland

The prospectus supplement and the accompanying prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange Ltd or any other exchange or regulated trading venue in Switzerland and the Junior Subordinated Notes will not be listed on the SIX Swiss Exchange or any other exchange or regulated trading venue in Switzerland. Accordingly, the Junior Subordinated Notes may not be offered, sold or advertised, directly or indirectly, to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the Junior Subordinated Notes with a view to distribution. Any such investors will be individually approached by the remarketing agents from time to time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated June 24, 2019, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any remarketing agent or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Citigroup Global Markets Inc.	1-800-831-9146 (toll-free)
Credit Suisse Securities (USA) LLC	1-800-221-1037 (toll-free)
RBC Capital Markets, LLC	1-866-375-6829 (toll-free)

*

This communication relates to the remarketing of the issuer’s 2016 Series A-1 2.0% Remarketable Subordinated Notes due 2021 (CUSIP No. 25746U CL1) (the Series A-1 RSNs) and 2016 Series A-2 2.0% Remarketable Subordinated Notes due 2024 (CUSIP No. 25746U CM9) (the Series A-2 RSNs). Following the remarketing, the Series A-1 RSNs will be redesignated as the Series A-1 2.715% Junior Subordinated Notes due 2021 and the Series A-2 RSNs will be redesignated as the Series A-2 3.071% Junior Subordinated Notes due 2024 (collectively, the notes). The CUSIPs associated with the notes will be changed to the CUSIPs identified in the above terms.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
***

We expect that delivery of the Junior Subordinated Notes will be made against payment for the Junior Subordinated Notes on the remarketing settlement date, which will be the third business day following the date of this final term sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Junior Subordinated Notes on the date of this final term sheet will be required, by virtue of the fact that the Junior Subordinated Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

****	To be paid by the issuer.